Exhibit E

EVIDENCE OF SIGNING AUTHORITY OF CORNELIUS B. WAUD WITH RESPECT TO THE HALCYON EXEMPT FAMILY TRUST

Excerpt from Trust Agreement for the Halcyon Exempt Family Trust

7.04 Trustee Powers. The trustee shall have the following powers and discretions and all others granted by applicable law, to be exercised in a fiduciary capacity:

(b) Contracts. To execute, acknowledge and deliver contracts and other agreements and instruments in connection with any action that the trustee is authorized to take under this instrument, and containing such terms as the trustee decides are advisable, including granting warranties and indemnifications.

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(w) General. To give receipts and discharges; to execute and deliver necessary instruments; and to perform other acts appropriate for proper trust administration.